

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-194069

FIA Ford Agency Team Member Awareness Email
September 30, 2015

An investment in Ford Credit.

Ford Interest Advantage is a convenient investment in Ford Credit that offers competitive rates up to 1.05%*, direct online access to your funds, and much more:

- Investments start at just $1,000
- Unlimited check writing
- Online transfers
- Investments are redeemable by you at any time
- Convenient online management, eStatements, and a mobile app
- **Plus, all new investors receive a $75 note opening incentive†**

To get started, visit **fordcredit.com/FIA** to read our prospectus and download the online enrollment form. You can also call 800-462-2614 to receive an enrollment package or if you have any questions regarding Ford Interest Advantage.

**Investments over $50,000. Rate as of 9/21/15; see fordcredit.com/FIA for current rates for all investment amounts (minimum $1,000).*

†Notes opened by new investors to Ford Interest Advantage from 5/1/15 to 10/31/15 qualify. All investment types are eligible (Individual, Joint, Custodian, Corporate, Trust). Only Notes opened by new investors to Ford Interest Advantage who do not currently have a Ford Interest Advantage Note are eligible. Limit of one Note opening incentive of $75 per Social Security number or U.S. Taxpayer ID number; in cases where there are joint owners, only one $75 incentive per Note will be credited. $75 Note opening incentive will be credited to the new Note within 4–6 weeks of Note opening. Ford Interest Advantage reserves the right to cancel or modify the program at any time.

The Notes issued under the Ford Interest Advantage Program are unsecured debt obligations of Ford Credit Company LLC. They are not insured by the Federal Deposit Insurance Corporation, they are not guaranteed by Ford Motor Company, and they do not constitute a bank account. Ford Interest Advantage is not a money market mutual fund. As investments in the debt of one company (Ford Credit), the Notes do not meet the diversification or investment quality standards for money market funds set forth in the Investment Company Act of 1940.

The Notes available through Ford Interest Advantage are issued by Ford Motor Credit Company and are offered only in the United States. This Web site does not constitute an offer to sell or a solicitation to invest in the Notes in any jurisdiction in which such offer or solicitation is not authorized, or to any person to whom it is unlawful to make such offer or solicitation in any such jurisdiction. U.S citizens and resident aliens with U.S. Taxpayer ID (e.g., Social Security number)

may apply.

Ford Credit has filed a registration statement (including a prospectus) with the Securities and Exchange Commission relating to the offering of Ford Interest Advantage Notes. Before you invest, you should read the prospectus in the Registration Statement and the other documents Ford Credit has filed with the SEC for more complete information about Ford Credit and the Ford Interest Advantage Note program. The documents may be obtained free of charge through EDGAR on [SEC website](). Alternatively, Ford Credit will send you a prospectus upon request by calling 800-462-2614.